One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

January 25, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeff Foor

Senior Counsel

Mr. Tony Burak

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc.
Registration Statement on Form N-2, Filed December 7, 2020
File No. 333-251166

Dear Mr. Foor and Mr. Burak:

This letter sets forth the responses of our client, Terra Income Fund 6, Inc. (the “Company”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided on January 8, 2021, regarding the Company’s registration statement on Form N-2 (SEC File No. 377-251166), as originally filed December 7, 2020 (the “Registration Statement”). The Company is concurrently filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. Unless otherwise indicated, page references in the responses refer to Amendment No. 1.

Accounting Comments

1.	Comment: On page 48 in footnote 4, please delete references to weighted average annualized effective yields, as those amounts are not used in the referenced line item.

In response to the Staff’s comment, the Company has deleted references to weighted average annualized effective yields on page 49 of Amendment No. 1.

2.	Comment: In your Statement of Assets and Liabilities as of September 30, 2020 (unaudited) and December 31, 2019 you report “cash and cash equivalents” in the amounts of $15,636,782 and $17,057,558, respectively. Under Topic 210, Balance Sheet, of the FASB Accounting Standards Codification, “cash and cash equivalents” are defined as highly liquid assets including short-term investments that typically mature in 30-90 days. Please confirm that none of the amounts reflected in “cash and cash equivalents” included any longer duration instruments or non-qualifying assets.

The Company confirms that none of the amounts reflected in “cash and cash equivalents” included any longer duration instruments or non-qualifying assets.

Disclosure Comments

1.	Comment: On the front cover of the Form N-2, you indicate that you are an “Emerging Growth Company.” Please confirm whether that is still accurate or will be the case upon expected effectiveness of the Registration Statement.

The Company confirms that it ceased to qualify as an emerging growth company on December 31, 2020, the last day of its fiscal year following the fifth anniversary of the date of the first sale of its common equity securities pursuant to an effective registration statement. Accordingly, the Company has revised its selection on the front cover of Amendment No. 1 to reflect that it no longer qualifies as an emerging growth company.

2.	Comment: In appropriate locations within the Prospectus Summary, please include the statement from cover page of the Prospectus regarding investments in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. If there are any quality or maturity parameters or criteria that you require for your investments, please specify those as well.

In response to the Staff’s comment, the Company has added disclosure on pages 5, 10 and 76 of Amendment No. 1 under the headings “Prospectus Summary—Targeted Investments—Real Estate-Related Loans,” “Prospectus Summary—Risk Factors—Risks Related to Our Investments,” and “Business—Targeted Investments—Real Estate-Related Loans,” respectively, similar to the language from the cover of the Prospectus relating to investments in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. In response to the Staff’s comment about quality or maturity parameters or criteria that the Company requires for its investments, the Company respectfully informs the Staff that the relevant parameters used by the Company already appear beginning on pages 3 and 74 of Amendment No. 1 under the headings “Prospectus Summary—Investment Objectives and Strategy” and “Business—Investment Objectives and Strategy,” respectively.

3.	Comment: In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Income—Incentive Fee on Capital Gains,” you indicate that your incentive fee on capital gains is equal to 20% of your net realized and unrealized capital gains. Please conform this language to the wording of your investment advisory and administrative services agreement.

In response to the Staff’s comment, the Company has conformed the disclosure on page 57 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Income—Incentive Fee on Capital Gains” to the wording of its investment advisory and administrative services agreement.

4.	Comment: In “Risk Factors—Risks Related to Our Business and Structure,” you note that your loan portfolio is concentrated in a limited number of industries and borrowers, which may subject you to a risk of significant loss. Please highlight this risk in the Prospectus Summary section and where appropriate.

In response to the Staff’s comment, the Company respectfully directs the Staff to the existing disclosure that highlights the Company’s concentration risk on pages 9 and 54 of Amendment No. 1 under the headings “Prospectus Summary—Risk Factors—Risks Related to Our Business and Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Loan Investment Portfolio,” respectively.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Vikram S. Uppal, Chairman of the Board, Chief Executive Officer and President
Gregory M. Pinkus, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Terra Income Fund 6, Inc.
Martin H. Dozier
Michael J. Kessler
Alston & Bird LLP